EXHIBIT 99.1

TTI Telecom Announces Special General Meeting

ROSH HA'AYIN, Israel, April 15, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced that its Special General Meeting of Shareholders will be held on Thursday, May 20, 2010 at 5:00 p.m. Israel time, at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha'ayin, Israel. The record date for the meeting is April 16, 2010. TTI Telecom will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. TTI Telecom will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days.

The agenda of the meeting is as follows:

(1)    To approve the grant of an annual bonus for the year 2009 to Meir Lipshes, the Chairman of the Board of Directors of the Company and its Chief Executive Officer; and

(2)     To transact such other business as may properly come before the Meeting or any adjournment thereof.

Item 1 requires the approval of a simple majority of the shares voted on the matter.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          rebecca.aspler@tti-telecom.com